1933 ACT FILE NO.: 333-200728
                                                   1940 ACT FILE NO.:  811-22719
                                                                CIK NO.: 1624835

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust      TSC UITS 10

B.  Name of depositor:       TSC DISTRIBUTORS, LLC

C.  Complete address of depositor's principal executive offices:

                            10 High Street, Suite 701
                           Boston, Massachusetts 02110

D.  Name and complete address of agent for service:

                                                 WITH A COPY TO:

           TINA K. SINGH                        SCOTT R. ANDERSON
       TSC Distributors, LLC                 Chapman and Cutler LLP
     88 Pine Street, Suite 2430              111 West Monroe Street
      New York, New York 10005            Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust.

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[ ] Check box if it is proposed that this filing will become effective on ____________, 2014 at _____ pursuant to Rule 487.

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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.



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                 Preliminary Prospectus Dated December 17, 2014

       TSC Herzfeld Enhanced Dividend Income Closed-End Portfolio, 1Q 2015
           TSC Herzfeld Municipal Income Closed-End Portfolio, 1Q 2015
                (Unit investment trusts included in TSC UITS 10)

     The attached final prospectus for a prior TSC UITS series is hereby used as a preliminary prospectus for the above stated series. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each series has a unique portfolio. Accordingly the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

     A registration statement relating to the units of this series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     (Incorporated herein by reference is the final prospectus from TSC UITS 7 (Registration No. 333-197459) as filed on September 15, 2014, which shall be



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used as a preliminary prospectus for the current series of the fund.)
                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment to the Registration Statement comprises the following papers and documents:

  The facing sheet
  The prospectus
  The signatures
  The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1    Trust Agreement (to be filed by amendment).

1.1.1  Standard Terms and Conditions of Trust.  Reference is made to
       Exhibit 1.1 to the Registration Statement on Form S-6 for TSC UITS 1 (File No. 333-187971) as filed on October 8, 2013.

1.2 Certificate of Formation of TSC Distributors, LLC. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for TSC UITS (File No. 811-22719) as filed on November 21, 2012.

1.3 Limited Liability Company Operating Agreement for TSC Distributors, LLC. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form N-8B-2 for TSC UITS (File No. 811-22719) as filed on
       November 21, 2012.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for TSC UITS 1 (File No. 333-187971) as filed on October 8, 2013.

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for TSC UITS 1 (File No. 333-187971) as filed on October 8, 2013.

3.1 Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.2 Opinion of counsel as to the New York and Federal income tax status of securities being registered (to be filed by amendment, if applicable).

3.3 Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).

4.1    Consent of evaluator (to be filed by amendment).

4.2    Consent of independent auditors (to be filed by amendment).

6.1 List of Principals and Executive Officers of TSC Distributors, LLC. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for TSC UITS 1 (File No. 333-187971) as filed on April 17, 2013.

7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for TSC UITS 1 (File No. 333-187971) as filed on April 17, 2013.


                                       S-1

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, TSC UITS 10, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on December 17, 2014.

                                TSC UITS 10

                                By TSC Distributors, LLC, Depositor


                                By     /s/ TINA K. SINGH
                                  -----------------------------
                                         Tina K. Singh
                                    Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on December 17, 2014 by the following persons in the capacities indicated.

  Signature                                    Title

Tina K. Singh                       Chief Executive Officer of    )
                                    TSC Distributors, LLC         )

Jerome A. Vainisi                   General Principal of          )
                                    TSC Distributors, LLC         )

Richard J. Finelli                  Executive Officer of          )
                                    TSC Distributors, LLC         )

Cornelius J. (Neil) Sullivan        Managing Director of          )
                                    TSC Distributors, LLC         )

                                        By     /s/ TINA K. SINGH
                                          -----------------------------
                                                 Tina K. Singh
                                               Attorney-in-Fact*

     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.


                                       S-2

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